(all amounts are in U.S. dollars except where otherwise indicated)
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release

Gildan Reports Record Fourth Quarter Revenue and Adjusted Diluted EPS1 and Initiates Guidance for 2025

•Record fourth quarter net sales of $822 million, up 5% vs. the prior year
•Fourth quarter operating margin of 21.8%, adjusted operating margin1 of 21.3%
•Fourth quarter GAAP diluted EPS of $0.86 and record fourth quarter adjusted diluted EPS1 of $0.83
•Cash flow from operations of $211 million in Q4 and $501 million for the full year; free cash flow1 of $208 million in Q4 and $389 million for the full year
•Capital returned to shareholders of $246 million in Q4 and $889 million for the full year, through dividends and share repurchases
•Company announces 10% dividend increase for 2025
•Company initiates 2025 annual guidance

Montreal, Wednesday, February 19, 2025 - Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the fourth quarter and full year ended December 29, 2024, and initiated annual guidance for 2025. In addition, the Company announced a dividend increase of 10% for 2025.

The Company's 40th anniversary year concluded on a high note with record revenue of $3,271 million, adjusted operating margin1 of 21.3% and year over year adjusted diluted EPS1 growth of 17%, fully in line with guidance provided. “This past year has been a testament to the collective strength and dedication of our global team, the loyalty of our customers, and the ongoing support and trust of our shareholders. Reflecting on our full-year performance, it’s clear that our success has been driven by our unwavering focus on executing our GSG strategy. By reinforcing our core competencies as a low-cost, large-scale, vertically integrated sustainable manufacturer, we continued to enhance our competitive advantage, and we are well positioned for continued growth in the years ahead," said Glenn J. Chamandy, Gildan’s President and CEO.

Fourth Quarter 2024 Results
Net sales were $822 million, up 5% over the prior year. Excluding the impact of the Under Armour phase-out, net sales were up low double digits. Activewear sales of $714 million, were up 11% driven by higher sales volumes. We saw positive POS across channels and product lines and continued to capture market share in key growth categories, with a strong market response to our recently introduced products which feature key innovations, including our new Soft Cotton Technology. Furthermore, we saw continued POS strength with National Account customers, driven by our competitive positioning and as we continue to benefit from recent changes in the industry landscape. International sales increased by 20% year over year. In addition to higher year over year sell-through in certain international markets, distributors continued to replenish inventory benefiting from our improved ability to service these markets through our global manufacturing footprint. In the Hosiery and underwear category, net sales were down 23% versus the prior year, in line with our expectations, mainly owing to the phase out of the Under Armour business. Excluding the impact of the Under Armour phase-out, sales for the Hosiery and underwear category were up high single digits in the fourth quarter.

We generated gross profit of $253 million, or 30.8% of sales, versus $237 million, or 30.2% in the prior year representing a 60-basis point improvement which was primarily driven by lower raw material costs.

SG&A expenses were $78 million compared to $88 million in the prior year. Adjusting for charges related to the proxy contest and leadership changes, adjusted SG&A1 expenses were $78 million, or 9.5% of net sales, compared to $82 million or 10.5% of net sales for the same period last year. The year over year reduction reflected the positive benefit of the jobs credit introduced by Barbados partly offset by higher variable compensation expenses and higher distribution expenses.

The Company generated operating income of $179 million, or 21.8% of net sales including the positive impact from a $4 million restructuring and acquisition-related recovery. This compares to $178 million, or 22.8% of net sales last year, which included the favorable impact of a $41 million reversal of hosiery-related impairment charges partly offset by $11 million of restructuring and acquisition-related costs related to the closure of a yarn-spinning plant in the U.S. Adjusted operating income1 was $175 million, or 21.3% of net sales, up $21 million or 160 basis points compared to the prior year.

Net financial expenses of $27 million, were up $6 million over the prior year due to higher interest rates and higher borrowing levels, with the Company repurchasing over 4 million shares in the quarter. As part of our ongoing strategy to optimize our capital structure, in the fourth quarter we completed our inaugural bond issuance in the principal amount of C$700 million in senior unsecured notes across two series. The majority of the net proceeds were used to repay outstanding debt under our credit facilities.

Reflecting the impact of the enactment of Global Minimum Tax (GMT) in Canada and Barbados, the Company's adjusted effective income tax rate1 for the quarter was 13.4% versus 3.1% last year. After reflecting the positive benefit of a lower outstanding share base, GAAP diluted EPS were $0.86, down 3% versus the prior year, while adjusted diluted EPS1 were $0.83 compared to $0.75 last year, up 11% year over year.

Full Year 2024 Results
For the year ended December 29, 2024, net sales were $3,271 million, up 2% versus the same period last year, in line with guidance. Excluding the impact of the Under Armour phase-out, which had minimal impact on profitability, net sales were up mid-single digits year over year. In Activewear, we generated sales of $2,831 million, up $163 million or 6%, driven by increased shipments. We saw positive POS trends in North America and observed strong momentum at National Account customers, which were partly offset by slightly lower net selling prices. Activewear sales also reflected market share gains in key growth categories, and a strong market response to our recently introduced products featuring key innovations. International sales of $252 million were up 12% versus last year, reflecting demand stabilization and some recovery in POS, as well as distributor inventory replenishment from previously suboptimal levels. In the Hosiery and underwear category, sales were down 17% versus the prior year mainly reflecting the phase out of the Under Armour business, less favourable mix and broader market weakness in the underwear category. Excluding the impact of the Under Armour phase-out, sales for the Hosiery and underwear category increased by mid-single digits year over year.

The Company generated gross profit of $1,004 million up $124 million versus the prior year, driven by the increase in sales and gross margin. Gross margin of 30.7%, was up by 320 basis points year over year mainly a result of lower raw material and manufacturing input costs, partly offset by slightly lower net selling prices.
SG&A expenses were $391 million, $60 million above prior year levels, mainly reflecting higher expenses related to the proxy contest, leadership changes and related matters which were $83 million in 2024 and $6 million in 2023. Excluding these charges, adjusted SG&A expenses1 were $308 million, or 9.4% of net sales, compared to $324 million, or 10.1% of net sales last year, reflecting the benefit of the jobs credit introduced by Barbados in the second quarter of 2024, partly offset by higher variable compensation expenses and higher distribution expenses.

The Company generated operating income of $618 million, or 18.9% of net sales, reflecting the negative impact of the expenses for the proxy contest, leadership changes and other related matters. This compares to operating income of $644 million or 20.1% of net sales in 2023 which included the benefit of a $77 million net insurance gain, a $41 million non-cash reversal of a portion of a prior hosiery-related impairment charge, and a $25 million gain from the sale and leaseback of one of our U.S. distribution facilities, partly offset by restructuring costs of $46 million. Excluding these items, as well as the expenses for the proxy contest, leadership changes and other related matters in both years, adjusted operating income1 was $696 million, up $143 million year over year. Adjusted operating margin1 was 21.3% of net sales, up 400 basis points compared to the prior year, in line with guidance.

Net financial expenses of $104 million were up $24 million over the prior year due to higher interest rates and higher borrowing levels. As previously communicated, due to the enactment of GMT in Canada and Barbados, our income tax expenses were significantly higher than the prior year, with our full year adjusted effective income tax rate1 increasing to approximately 17.2% from 4.4% last year. Reflecting the benefit of a lower outstanding share base, GAAP diluted EPS were $2.46, down 19% from $3.03 in the prior year. Adjusted diluted EPS1 increased by 17% to $3.00 from $2.57 in the prior year and were fully in line with guidance.

Cash flows from operating activities totaled $501 million, compared to $547 million in the prior year, with both years impacted by the non-recurring items mentioned earlier. After accounting for lower capital expenditures totaling $150 million, and lower year over year proceeds from sale and leaseback, disposal of assets held for sale and other disposals, the Company generated approximately $389 million of free cash flow1 essentially in line with the prior year. During 2024, the Company continued to execute on its capital allocation priorities returning a record $889 million to shareholders, including dividends and share repurchases of $756 million, or about 18 million shares under our normal course issuer bid (NCIB) representing about 11% of our public float. We ended the year with net debt1 of $1,569 million and a leverage ratio of 1.9 times net debt to trailing twelve months adjusted EBITDA1, well within our targeted debt range of 1.5x to 2.5x net debt to adjusted EBITDA1.

Outlook
Over the past year, we have continued to make progress on key strategic initiatives, driving market share gains in key product categories, despite a mixed macroeconomic backdrop and soft demand in certain retail markets. Our vertically integrated model, operational excellence, and steadfast commitment to executing our Gildan Sustainable Growth (GSG) strategy across all three key pillars—capacity, innovation and ESG— position us well for 2025. Furthermore, with this strong foundation, a further strengthened competitive position and a disciplined approach to return capital to shareholders, we remain excited about our ability to drive performance and achieving the three-year objectives for the 2025 to 2027 period, put forth in August 2024. These objectives include, among others, net sales growth at a compound annual growth rate in the mid-single digit range and adjusted diluted EPS1 growth at a compound annual growth rate in the mid-teen range.

For 2025, we expect the following:
•Revenue growth for the full year to be up mid-single digits;
•Full year adjusted operating margin1 to be up approximately 50 basis points;
•Capex to come in at approximately 5% of sales;
•Adjusted diluted EPS1 in the range of $3.38 to $3.58, up between ~13% and ~19% year over year;
•Free cash flow1 to be above $450 million.

The assumptions underpinning our 2025 guidance are as follows:

•Our outlook reflects continued growth in key product categories partly driven by recently introduced innovation, overall POS growth, market share gains, the favorable impact from new program launches as well as some improvement in certain markets that remained soft in 2024.

•Ongoing benefits from the jobs credit program that took effect in Barbados in 2024.

•Following the implementation of the Global Minimum Tax legislation in Canada and Barbados, our effective tax rate for 2025 to remain at a similar level to 2024.

•Continued share repurchases under our NCIB program, given the strength of our balance sheet, our expected strong free cash flow1, and our leverage framework target of 1.5x to 2.5x net debt to adjusted EBITDA1.

For the first quarter of 2025, net sales are expected to be up low single digits year over year. Excluding the impact of the Under Armour sock license agreement, Q1 net sales are expected to be up mid-single digits. Adjusted operating margin1 is expected to be in line with our full year guidance of 'up approximately 50 basis points'. Of note, the enactment of GMT in Canada and Barbados only took place during the second quarter of 2024. As such, on a comparable basis, the Company's adjusted effective income tax rate1 in the first quarter of 2025 is expected to be significantly higher than the 3.6% recorded in the first quarter of 2024.

The above outlook for the full year and first quarter of 2025, as well as the three-year objectives, assume no meaningful deterioration from current market conditions including the pricing and inflationary environment, the absence of a significant shift in labour conditions or the competitive environment, and no meaningful deterioration in global trade and geopolitical environments, including as a result of changes to multilateral trade frameworks. They reflect reasonable industry growth and expected market share gains. They also assume the continued benefit from the jobs credits in Barbados. In addition, they reflect Gildan’s expectations as of February 19, 2025, and are subject to significant risks and business uncertainties, including those factors described under “Forward-Looking Statements” in this press release and the annual MD&A for the year ended December 29, 2024.

Executive Leadership Changes Including CFO Transition
In a separate press release issued concurrently today, the Company announced the following executive leadership nominations and a CFO transition as part of a multi-year succession planning process, which are intended to ensure strong continuity as the Company drives forward with the Gildan Sustainable Growth Strategy:
•Chuck Ward, currently President, Sales, Marketing and Distribution, has been appointed to the newly created role of Executive Vice President, Chief Operating Officer (EVP and COO) effective March 1, 2025.
•Rhodri (Rhod) J. Harries, EVP, Chief Financial and Administrative Officer, will retire on January 1, 2026.
•Luca Barile, currently CFO, Sales, Marketing and Distribution, to succeed Rhod as EVP, Chief Financial Officer as of March 1, 2025.

Environmental, Social and Governance (ESG) Highlights
As recently announced in January 2025, the Company was included on the Dow Jones Best-in-Class North America Index (formerly the Dow Jones Sustainability™ North America Index) for its ongoing efforts towards ESG initiatives, marking its 12th consecutive year of inclusion in this index. More recently, Gildan was also included in the 2025 Sustainability Yearbook for the 13th consecutive year based on S&P Global’s Corporate Sustainability Assessment for its demonstrated sustainability practices.

Increase in Quarterly Dividend
On February 18, 2025, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and has declared a cash dividend of $0.226 per share, payable on April 7, 2025, to shareholders of record on March 12, 2025. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal Course Issuer Bid
During the fourth quarter, the Company completed share repurchases under its NCIB ending August 8, 2025. A total of 4.4 million common shares were repurchased for cancellation during the fourth quarter at a total cost of approximately $214 million (including $4.3 million of taxes on share repurchases). Under its current normal course issuer bid ("NCIB") that commenced on August 9, 2024, and will end on August 8, 2025, Gildan is authorized to repurchase for cancellation up to 16,106,155 common shares, representing approximately 10% of Gildan’s “public float” (as such term is defined in the TSX Company Manual) as of July 26, 2024. The NCIB is conducted by means of purchases through the facilities of the TSX and the NYSE and through alternative Canadian trading systems. During the period from August 9, 2024 to February 19, 2025, Gildan purchased for cancellation a total of 9.9 million common shares, representing 6.7% of the Company’s issued and outstanding common shares as at July 26, 2024. Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Disclosure of Outstanding Share Data
As at February 17, 2025, there were 151,851,182 common shares issued and outstanding along with 282,737 stock options and 1,568,820 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan Activewear Inc. will hold a conference call to discuss fourth quarter and full year 2024 results and its business outlook today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available on Gildan's company website at the following link: http://www.gildancorp.com/events. The conference call can be accessed by dialing toll-free (800) 715-9871 (Canada & U.S.) or (646) 307-1963 (international) and entering passcode 3105768. A replay will be available for 7 days starting at 11:30 AM ET by dialing toll-free (800) 770-2030 (Canada & U.S.) or (609) 800-9909 (international) and entering the same passcode.

Notes
This release should be read in conjunction with the attached unaudited condensed financial statements as at and for the three and twelve months ended December 29, 2024, and Gildan's Management’s Discussion and Analysis and its audited consolidated financial statements for the fiscal year ended December 29, 2024 which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and will also be provided on Gildan's website. Gildan has filed its annual report on Form 40-F for the year ended December 29, 2024 with the SEC. The Form 40-F, including the audited combined financial statements, included therein, is available at https://gildancorp.com/en/ and on EDGAR at http://www.sec.gov. Hard copies of the audited combined financial statements are available free of charge on request by calling (514) 744-8515.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Three months ended			Twelve months ended
	December 29, 2024	December 31, 2023	Variation (%)	December 29, 2024	December 31, 2023	Variation (%)
Net sales	821.5	782.7	5.0%	3,270.6	3,195.9	2.3%
Gross profit	253.0	236.6	6.9%	1,003.7	880.1	14.0%
Adjusted gross profit(1)	253.0	236.6	6.9%	1,003.7	876.9	14.5%
SG&A expenses	78.3	88.3	(11.3)%	390.8	330.4	18.3%
Adjusted SG&A expenses(1)	77.9	82.0	(5.0)%	308.1	324.1	(4.9)%
Gain on sale and leaseback	—	—	n.m.	—	(25.0)	n.m.
Net insurance gains	—	—	n.m.	—	(74.2)	n.m.
Restructuring and acquisition-related (recoveries) costs	(4.3)	10.9	n.m.	(5.3)	45.8	n.m.
Impairment (Impairment reversal) of intangible assets	—	(40.8)	n.m.	—	(40.8)	n.m.
Operating income	179.0	178.1	0.5%	618.2	643.9	(4.0)%
Adjusted operating income(1)	175.1	154.6	13.3%	695.6	552.8	25.8%
Adjusted EBITDA(1)	208.4	185.4	12.4%	833.8	674.5	23.6%
Financial expenses	26.9	21.2	26.8%	104.2	79.7	30.7%
Income tax expense	19.7	3.6	n.m.	113.2	30.6	n.m.
Net earnings	132.3	153.3	(13.7)%	400.9	533.6	(24.9)%
Adjusted net earnings(1)	128.2	129.2	(0.8)%	489.7	452.6	8.2%
Basic EPS	0.86	0.89	(3.4)%	2.46	3.03	(18.8)%
Diluted EPS	0.86	0.89	(3.4)%	2.46	3.03	(18.8)%
Adjusted diluted EPS(1)	0.83	0.75	10.7%	3.00	2.57	16.7%
Gross margin(2)	30.8%	30.2%	0.6 pp	30.7%	27.5%	3.2 pp
Adjusted gross margin(1)	30.8%	30.2%	0.6 pp	30.7%	27.4%	3.3 pp
SG&A expenses as a percentage of sales(3)	9.5%	11.3%	(1.8) pp	11.9%	10.3%	1.6 pp
Adjusted SG&A expenses as a percentage of sales(1)	9.5%	10.5%	(1.0) pp	9.4%	10.1%	(0.7) pp
Operating margin(4)	21.8%	22.8%	(1.0) pp	18.9%	20.1%	(1.2) pp
Adjusted operating margin(1)	21.3%	19.7%	1.6 pp	21.3%	17.3%	4.0 pp
Cash flows from operating activities	210.5	239.1	(11.9)%	501.4	546.6	(8.3)%
Capital expenditures	40.6	35.6	13.9%	150.4	208.0	(27.7)%
Free cash flow(1)	207.7	203.3	2.2%	389.3	391.7	(0.6)%
Diluted weighted average number of common shares outstanding (in ‘000s)	154,369	171,806	n/a	163,179	176,224	n/a

As at (in $ millions, or otherwise indicated)					December 29, 2024	December 31, 2023
Inventories					1,110.6	1,089.4
Trade accounts receivable					542.4	412.5
Net debt(1)					1,568.6	993.4
Net debt leverage ratio(1)					1.9	1.5
(1) This is a non-GAAP financial measure or ratio. Please refer to "Non-GAAP Financial Measures" in this press release.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.
(4) Operating margin is defined as operating income (loss) divided by net sales.
n.m. = not meaningful
n/a = not applicable

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

	Three months ended			Twelve months ended
(in $ millions, or otherwise indicated)	December 29, 2024	December 31, 2023	Variation (%)	December 29, 2024	December 31, 2023	Variation (%)
Activewear	714.1	644.0	10.9%	2,831.1	2,668.0	6.1%
Hosiery and underwear	107.4	138.7	(22.6)%	439.5	527.9	(16.8)%
	821.5	782.7	5.0%	3,270.6	3,195.9	2.3%

Net sales were derived from customers located in the following geographic areas:

	Three months ended			Twelve months ended
(in $ millions, or otherwise indicated)	December 29, 2024	December 31, 2023	Variation (%)	December 29, 2024	December 31, 2023	Variation (%)
United States	730.6	699.5	4.4%	2,911.0	2,858.1	1.9%
Canada	26.5	29.7	(10.7)%	107.6	112.4	(4.3)%
International	64.4	53.5	20.3%	252.0	225.4	11.8%
	821.5	782.7	5.0%	3,270.6	3,195.9	2.3%

INCOME TAX EXPENSE AND IMPACT OF GLOBAL MINIMUM TAX (GMT)

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023	January 1, 2023

Income tax expense:
Tax expense excluding impact of GMT and other items below	2.7	4.1	21.3	20.6	27.6
Impact of increase in corporate tax rate	10.7	—	47.5	—	—
Impact of GMT top-up tax	6.5	—	33.0	—	—
Income tax expense (recovery) relating to restructuring charges and other adjustments	0.4	(0.5)	0.5	10.0	7.2
Income tax recovery related to the revaluation of deferred income tax assets and liabilities	—	—	—	—	(9.9)
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	(0.6)	—	10.9	—	—
Total income tax expense	19.7	3.6	113.2	30.6	24.9
Adjustments for:
Income tax recovery (expense) relating to restructuring charges and other adjustments	(0.4)	0.5	(0.5)	(10.0)	(7.2)
Income tax recovery related to the revaluation of deferred income tax assets and liabilities	—	—	—	—	9.9
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	0.6	—	(10.9)	—	—
Adjusted income tax expense(3)	19.9	4.1	101.8	20.6	27.6

Earnings before income taxes	152.0	156.9	514.1	564.2	566.4
Adjustments(1)(4)	(3.9)	(23.6)	77.4	(91.0)	35.9
Adjusted earnings before income taxes(3)	148.1	133.3	591.5	473.2	602.3

Average effective income tax rate(2)	13.0%	2.3%	22.0%	5.4%	4.4%
Adjusted effective income tax rate(3)	13.4%	3.1%	17.2%	4.4%	4.6%
(1) Adjustments are detailed in section entitled "Certain adjustments to non-GAAP measures" in this press release.
(2) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(3) Adjusted income tax expense and adjusted earnings before income taxes are non-GAAP financial measures, and adjusted effective income tax rate is a non-GAAP ratio calculated as adjusted income tax expense divided by adjusted earnings before income taxes. Refer to the section "Non-GAAP financial measures and related ratios" in this press release.
(4) Adjustments for the fiscal year ended 2024 of $77.4 million include $82.7 million in costs relating to proxy contest and leadership changes and related matters, partially offset by $5.3 million for restructuring and acquisition-related recoveries. Adjustments for the fiscal year ended 2023 of $91.0 million (gain), consisting of $77.3 million of net insurance gains, a $25.0 million pretax gain on sale and leaseback and a $40.8 million (gain) for the reversal of impairment of intangible assets, partially offset by $45.8 million (loss) for restructuring and acquisition related costs, and $6.3 million (loss) relating to proxy contest and leadership changes and related matters. Adjustments for fiscal 2022 of $35.9 million, include $62.3 million (loss) for the impairment of intangible assets, a $0.5 million (loss) for restructuring and acquisition related costs, partially offset by $25.9 million in net insurance gains and $1.0 million for the impact of strategic product line initiatives.

Non-GAAP financial measures and related ratios
This press release includes references to certain non-GAAP financial measures, as well as non-GAAP ratios as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's operating and financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related (recoveries) costs
Restructuring and acquisition-related (recoveries) costs are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs are included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted earnings before income taxes, adjusted diluted EPS, and adjusted EBITDA. Restructuring and acquisition-related recoveries were $5 million for the fiscal year ended December 29, 2024 (2023 - $46 million (costs), 2022 - $0.5 million (costs)).

Impairment (Impairment reversal) of intangible assets, net of write-downs
During the fourth quarter of fiscal 2022 we reported an impairment charge of $62 million relating to the Company's Hosiery CGU. During the fourth quarter of fiscal 2023 we reported an impairment reversal of $41 million relating to the Hosiery CGU. There was no impairment or reversal of impairment identified during the fourth quarter of fiscal 2024. Impairment charges and impairment reversals are included as adjustments in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Net insurance losses (gains)
Net insurance gains of nil (2023 - $77 million, 2022 - $26 million) for the fiscal year ended December 29, 2024, related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. Net insurance gains relate to the recognition of insurance recoveries for business interruption losses and insurance recoveries for damaged equipment. Insurance gains relating to recoveries for business interruption losses of nil (2023 - $74 million, 2022 - nil), are recorded in insurance gains, and included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Net insurance gains and losses relating mainly to recoveries for damaged equipment, salary and benefits for idle employees of nil, (2023 - $3 million (gain), 2022 - $26 million (gain)), are recorded in cost of sales and included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Impact of strategic product line initiatives
In the fourth quarter of fiscal 2019, the Company launched a strategic initiative to significantly reduce its imprintables product line SKU count. In the fourth quarter of fiscal 2020 the Company expanded this strategic initiative to include a significant reduction in its retail product line SKU count. The objectives of this strategic initiative include exiting all ship to-the-piece activities, discontinuing overlapping and less productive styles and SKUs between brands, simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this initiative has included inventory write-downs to reduce the carrying value of discontinued SKUs to liquidation values, sales return allowances for product returns related to discontinued SKUs. The impact of strategic product line initiatives is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

The charges related to this initiative in fiscal 2022, 2023 and 2024, were as follows:

•Fiscal 2022 includes $1 million gain related to the reversal of a reserve relating to Company's strategic initiatives to significantly reduce its product line SKU counts.

•Fiscal 2023 and 2024 recoveries were nil.

Gain on sale and leaseback
During the first quarter of 2023, the Company recognized a gain of $25 million ($15.5 million after reflecting $9.5 million of income tax expense) on the sale and leaseback of one of our distribution centres located in the U.S. The impact of this gain was included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Costs relating to proxy contest and leadership changes and related matters
On December 11, 2023, the Company’s then Board of Directors (the “Previous Board”) announced the termination of the Company’s President and Chief Executive Officer, Glenn Chamandy. On such date, the Previous Board appointed Vince Tyra as President and Chief Executive Officer, and Mr. Tyra took office in the first quarter of fiscal 2024, effective on January 15, 2024. Following the termination of Mr. Chamandy, shareholder Browning West and others initiated a campaign and proxy contest against the Previous Board, proposing a new slate of Directors and requesting the reinstatement of Mr. Chamandy as President and Chief Executive Officer. In the second quarter of 2024, on April 28, 2024, in advance of the May 28, 2024 Annual General Meeting of Shareholders (“Annual Meeting”), the Previous Board announced a refreshed Board of Directors (“Refreshed Board”) that resulted in the immediate replacement of five Directors, with two additional Directors staying on temporarily but not standing for re-election at the Annual Meeting. On May 23, 2024, five days prior to the Annual Meeting, the Refreshed Board and Mr. Tyra resigned, along with Arun Bajaj, the Company’s Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs. The Refreshed Board appointed Browning West's nominees to the Board of Directors (the “New Board”), effective as of that date. On May 24, 2024, the New Board reinstated Mr. Chamandy as President and Chief Executive Officer. On May 28, 2024, the New Board was elected by shareholders at the Annual Meeting. During the past year, the Company incurred significant expenses primarily at the direction of the Previous Board and the Refreshed Board, including: (i) legal, communication, proxy advisory, financial and other advisory fees relating to the proxy contest and related matters and the termination and subsequent reinstatement of Mr. Chamandy; (ii) legal, financial and other advisory fees with respect to a review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company; (iii) special senior management retention awards; (iv) severance and termination benefits relating to outgoing executives; and (v) incremental director meeting fees and insurance premiums. In addition, subsequent to the Annual Meeting, the Corporate Governance and Social Responsibility Committee (the "CGSRC") recommended to the New Board, and the New Board approved, back-pay compensation for Mr. Chamandy (who did not receive any severance payment following his termination on December 11, 2023), relating to his reinstatement, including the reinstatement of share-based awards that were canceled by the Previous Board. In light of the strong shareholder support received for its successful campaign and the fact that the Refreshed Board resigned in advance of the Annual Meeting, the CGSRC also recommended to the New Board, and the New Board approved, the reimbursement of Browning West’s legal and other advisory expenses relating to the proxy contest, in the amount of $9.4 million in the second quarter of 2024.

The total costs relating to these non-recurring events (“Costs relating to proxy contest and leadership changes and related matters”) amounted to $82.7 million (2023 - $6.3 million, 2022 - nil), for the year ended December 29, 2024, as itemized in the table below with corresponding footnotes. Such costs are included in selling, general and administrative expenses. The impact of the below charges are included as adjustments in arriving at adjusted SG&A expenses, adjusted SG&A expenses as a percentage of net sales, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

	Three months ended		Twelve months ended
(in $ millions)	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023	January 1, 2023

Advisory fees on shareholder matters(1)	0.9	1.8	36.7	1.8	—
Severance and other termination benefits(2)	—	—	21.6	—	—
Compensation expenses relating to Glenn Chamandy’s termination and subsequent reinstatement as President and Chief Executive Officer(3)	—	4.5	8.9	4.5	—
Incremental (recoveries) costs relating to the Previous Board and Refreshed Board(4)	(0.1)	—	8.7	—	—
Costs relating to assessing external interests in acquiring the Company(5)	—	—	3.0	—	—
Special retention awards, net of jobs credit(6)	(0.4)	—	3.8	—	—
Costs relating to proxy contest and leadership changes and related matters	0.4	6.3	82.7	6.3	—
(1) Relates to advisory, legal and other expenses for the proxy contest and shareholder matters. Charges incurred during fiscal 2024 of $36.7 million (2023 - $1.8 million, 2022 - nil) include:
–$27.3 million (2023 - $1.8 million, 2022 - nil) of advisory, legal and other fees and expenses related to the proxy contest and related matters; and
–$9.4 million of expenses (2023 - nil, 2022 - nil) for the reimbursement of advisory, legal and other fees and expenses incurred by Browning West in relation to the proxy contest (refer to note 22 of the consolidated annual financial statements for the year ended December 29, 2024 for additional information).

(2) Relates to the payout of severance and other termination benefits to Mr. Tyra and Mr. Bajaj pursuant to existing severance arrangements approved and made by the Refreshed Board in the context of the proxy contest, prior to its conclusion in May 2024. The cash payouts in the second quarter of 2024 for severance and termination benefits totaled $24.4 million, of which $15.3 million was for Mr. Tyra and $9.1 million was for Mr. Bajaj. The respective charges included in selling, general and administrative expenses totaled $21.6 million (of which $14.1 million was for Mr. Tyra and $7.5 million was for Mr. Bajaj), and include $12.3 million for accelerated vesting of share-based awards as well $9.3 million in other termination benefits for these executives.

(3) Compensation expenses relating to Mr. Chamandy include back-pay as part of his reinstatement by the New Board, and the reinstatement of share-based awards which had been canceled by the Previous Board. Net charges incurred during fiscal year ended December 29, 2024 of $8.9 million (2023 - $4.5 million, 2022 - nil), respectively, include:

–$1.7 million (2023 - nil, 2022 - nil) for backpay and accruals for short-term incentive plan benefits;
–nil (2023 - $9.8 million, 2022 - nil) consisting of accrued termination benefits;
–$14.6 million of stock-based compensation expense for past service costs related to the reinstatement of Mr. Chamandy’s 2022 and 2023 long-term incentive program (LTIP) grants (for which a reversal of net compensation expense of approximately $5 million was recorded in the fourth quarter of fiscal 2023);
–$2.4 million of stock-based compensation expense adjustments relating to Mr. Chamandy’s 2021 LTIP share-based grant which vested in 2024; and
–The reversal of a $9.8 million accrual for severance in the second quarter of 2024 (which had been accrued for in the fourth quarter of 2023), as Mr. Chamandy forfeited any termination benefit entitlement in connection with the award of back-pay and reinstatement of canceled share-based awards as noted above.

(4) The Company incurred $8.7 million of incremental costs relating to the Previous Board and Refreshed Board during fiscal 2024. These charges include $4.8 million for a Directors and Officers run off insurance policy, $0.6 million for special board meeting fee payments, and $3.3 million for the increase in value of the deferred share units (DSU) liability.

(5) Relates to advisory, legal and other expenses with respect to the announced review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company. The Company incurred $3.0 million of expenses during fiscal 2024 related to this matter.

(6) Stock-based compensation expenses relating to special retention awards, granted in the first quarter of fiscal 2024, of $3.8 million for fiscal 2024, include $5.8 million of retention awards, partially offset by $2.0 million in jobs credit. At the grant date, these special retention awards had a total fair value of $8.6 million. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods, with most of the awards originally vesting at the end of 2024. In connection with the departure of Mr. Bajaj, $2.5 million of these awards were fully paid out in cash to him during the second quarter of 2024, as part of the $9.1 million payout in note 2 above.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, the impact of the Company's strategic product line initiatives, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, except per share amounts)	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023	January 1, 2023

Net earnings	132.3	153.3	400.9	533.6	541.5
Adjustments for:
Restructuring and acquisition-related (recoveries) costs	(4.3)	10.9	(5.3)	45.8	0.5
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	(40.8)	—	(40.8)	62.3
Impact of strategic product line initiatives	—	—	—	—	(1.0)
Gain on sale and leaseback	—	—	—	(25.0)	—
Net insurance gains	—	—	—	(77.3)	(25.9)
Costs relating to proxy contest and leadership changes and related matters	0.4	6.3	82.7	6.3	—
Income tax expense (recovery) relating to the above-noted adjustments	0.4	(0.5)	0.5	10.0	7.2
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	(0.6)	—	10.9	—	—
Income tax recovery related to the revaluation of deferred income tax assets and liabilities(1)	—	—	—	—	(9.9)
Adjusted net earnings	128.2	129.2	489.7	452.6	574.7
Diluted EPS	0.86	0.89	2.46	3.03	2.93
Adjusted diluted EPS(2)	0.83	0.75	3.00	2.57	3.11
(1) Includes an income tax recovery of nil (2023 - nil, 2022 - $9.9 million) pursuant to the recognition of previously de-recognized (in fiscal 2018 and fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets as a result of a re-assessment of the probability of realization of such deferred income tax assets.
(2) This is a non-GAAP ratio. It is calculated as adjusted net earnings (loss) divided by the diluted weighted average number of common shares outstanding.

Adjusted earnings before income taxes, adjusted income tax expense, and adjusted effective income tax rate
Adjusted effective income tax rate is defined as adjusted income tax expense divided by adjusted earnings before income taxes. Adjusted earnings before income taxes excludes restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, and the impact of the Company's strategic product line initiatives. Adjusted income tax expense is defined as income tax expense excluding tax rate changes resulting in the revaluation of deferred income tax assets and liabilities, income taxes relating to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income tax expense relating to restructuring charges and other pretax adjustments noted above. The Company excludes these adjustments because they affect the comparability of its effective income tax rate. The Company believes the adjusted effective income tax rate provides a clearer understanding of our normalized effective tax rate and financial performance for the current period and for purposes of developing its annual financial budgets. The Company believes that adjusted effective income tax rate is useful to investors in assessing the Company's future effective income tax rate as it identifies certain pre-tax expenses and gains and income tax charges and recoveries which are not expected to recur on a regular basis (in particular, non-recurring costs such as proxy contest and leadership changes and related matters incurred in the Company’s Canadian legal entity which do not result in tax recoveries, and tax rate changes resulting in the revaluation of deferred income tax assets and liabilities).

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023	January 1, 2023

Earnings before income taxes	152.0	156.9	514.1	564.2	566.4
Adjustments for:
Restructuring and acquisition-related (recoveries) costs	(4.3)	10.9	(5.3)	45.8	0.5
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	(40.8)	—	(40.8)	62.3
Impact of strategic product line initiatives	—	—	—	—	(1.0)
Net insurance gains	—	—	—	(77.3)	(25.9)
Gain on sale and leaseback	—	—	—	(25.0)	—
Costs relating to proxy contest and leadership changes and related matters	0.4	6.3	82.7	6.3	—
Adjusted earnings before income taxes	148.1	133.3	591.5	473.2	602.3

Income tax expense	19.7	3.6	113.2	30.6	24.9
Adjustments for:
Income tax expense relating to restructuring (recoveries) costs and other adjustments above	(0.4)	0.5	(0.5)	(10.0)	(7.2)
Income tax recovery related to the revaluation of deferred income tax assets and liabilities	—	—	—	—	9.9
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	0.6	—	(10.9)	—	—
Adjusted income tax expense	19.9	4.1	101.8	20.6	27.6
Average effective income tax rate(1)	13.0%	2.3%	22.0%	5.4%	4.4%
Adjusted effective income tax rate(2)	13.4%	3.1%	17.2%	4.4%	4.6%
(1) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(2) This is a non-GAAP ratio. It is calculated as adjusted income tax expense divided by adjusted earnings before income taxes.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains in fiscal 2023, and the impact of the Company's strategic product line initiatives. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the item described above. The Company excludes this item because it affects the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding this item does not imply that it is non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers that could otherwise be masked by the impact of net insurance gains in prior years. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023	January 1, 2023

Gross profit	253.0	236.6	1,003.7	880.1	992.4
Adjustments for:
Impact of strategic product line initiatives	—	—	—	—	(1.0)
Net insurance gains	—	—	—	(3.1)	(25.9)
Adjusted gross profit	253.0	236.6	1,003.7	877.0	965.5

Net sales	821.5	782.7	3,270.6	3,195.9	3,240.5
Sales return allowance for anticipated product returns	—	—	—	—	—
Net sales excluding the allowance for anticipated product returns related to discontinued SKUs	821.5	782.7	3,270.6	3,195.9	3,240.5
Gross margin	30.8%	30.2%	30.7%	27.5%	30.6%
Adjusted gross margin(1)	30.8%	30.2%	30.7%	27.4%	29.8%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments.

Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of sales
Adjusted SG&A expenses is calculated as selling, general and administrative expenses excluding the impact of costs relating to proxy contest and leadership changes and related matters. The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales to measure its performance from one period to the next, without the variation caused by the impact of the items described above. Excluding these items does not imply they are non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by costs relating to the proxy contest and leadership changes and related matters, which the Company believes are unusual and non-recurring in nature. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023	January 1, 2023

SG&A expenses	78.3	88.3	390.8	330.4	326.3
Adjustment for:
Costs relating to proxy contest and leadership changes and related matters	0.4	6.3	82.7	6.3	—
Adjusted SG&A expenses	77.9	82.0	308.1	324.1	326.3
SG&A expenses as a percentage of net sales	9.5%	11.3%	11.9%	10.3%	10.1%
Adjusted SG&A expenses as a percentage of net sales(1)	9.5%	10.5%	9.4%	10.1%	10.1%
(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs, and also excludes impairment (impairment reversal) of intangible assets, the impact of the Company's strategic product line initiatives, net insurance gains, gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its operating results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023	January 1, 2023

Operating income	179.0	178.1	618.2	643.9	603.4
Adjustments for:
Restructuring and acquisition-related (recoveries) costs	(4.3)	10.9	(5.3)	45.8	0.5
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	(40.8)	—	(40.8)	62.3
Impact of strategic product line initiatives	—	—	—	—	(1.0)
Gain on sale and leaseback	—	—	—	(25.0)	—
Net insurance gains	—	—	—	(77.3)	(25.9)
Costs relating to proxy contest and leadership changes and related matters	0.4	6.3	82.7	6.3	—
Adjusted operating income	175.1	154.5	695.6	552.9	639.3

Operating margin	21.8%	22.8%	18.9%	20.1%	18.6%
Adjusted operating margin(1)	21.3%	19.7%	21.3%	17.3%	19.7%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, the impact of the Company's strategic product line initiatives, net insurance gains, gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions)	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023	January 1, 2023

Net earnings	132.3	153.3	400.9	533.6	541.5
Restructuring and acquisition-related (recoveries) costs	(4.3)	10.9	(5.3)	45.8	0.5
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	(40.8)	—	(40.8)	62.3
Impact of strategic product line initiatives	—	—	—	—	(1.0)
Gain on sale and leaseback	—	—	—	(25.0)	—
Net insurance gains	—	—	—	(77.3)	(25.9)
Costs relating to proxy contest and leadership changes and related matters	0.4	6.3	82.7	6.3	—
Depreciation and amortization	33.3	30.8	138.2	121.6	124.9
Financial expenses, net	26.9	21.2	104.2	79.7	37.0
Income tax expense	19.7	3.6	113.2	30.6	24.9
Adjusted EBITDA	208.3	185.3	833.9	674.5	764.2

Free cash flow
Free cash flow is defined as cash flow from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended
(in $ millions)	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023	January 1, 2023

Cash flows from (used in) operating activities	210.5	239.1	501.4	546.6	413.5
Cash flows from (used in) investing activities	(2.8)	(35.8)	(112.1)	(154.9)	(182.4)
Adjustment for:
Business (dispositions) acquisitions	—	—	—	—	(33.5)
Free cash flow	207.7	203.3	389.3	391.7	197.6

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), derivative financial instrument assets and liabilities related to the principal component of the cross-currency swap, and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The new adjustment in fiscal 2024 to total debt for the cross-currency swap on the Canadian notes incurred in the fourth quarter of fiscal 2024 reflects that the Company does not have exposure to the Canadian/US exchange rate fluctuations due to the hedge. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company, and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	December 29, 2024	December 31, 2023	January 1, 2023

Long-term debt (including current portion)	1,535.9	985.0	930.0
Bank indebtedness	—	—	—
Derivative financial instrument liabilities on Canadian Senior unsecured notes	14.1	—	—
Lease obligations (including current portion)	117.4	98.1	94.0
Total debt	1,667.4	1,083.1	1,024.0
Cash and cash equivalents	(98.8)	(89.6)	(150.4)
Net debt	1,568.6	993.5	873.6

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has currently set a net debt leverage target ratio of 1.5 to 2.5 times pro-forma adjusted EBITDA for the trailing twelve months (previously 1.0 to 2.0 times). The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	December 29, 2024	December 31, 2023	January 1, 2023
Adjusted EBITDA for the trailing twelve months	833.8	674.5	764.2
Adjustment for:
Business acquisitions	—	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	833.8	674.5	764.2

Net debt	1,568.6	993.4	873.6
Net debt leverage ratio(1)	1.9	1.5	1.1
(1) The Company's net debt to EBITDA ratio for purposes of its term loans and revolving facility was 2.0x and for purposes of U.S. private placement notes was 2.2x at December 29, 2024. Refer to section 8.2 of the annual MD&A.

Return on adjusted average net assets
Return on adjusted average net assets (Adjusted RONA) is defined as the ratio of return to adjusted average net assets for the last five quarters. Return is defined as adjusted net earnings, excluding net financial expenses and the amortization of intangible assets (excluding software), net of income tax recoveries related thereto. Average is computed as the sum of the five quarters divided by five. Adjusted average net assets are defined as the sum of average total assets, excluding average cash and cash equivalents, average net deferred income taxes, and the average accumulated amortization of intangible assets excluding software, less average total current liabilities excluding the current portion of lease obligations. Adjusted average net assets and return are non-GAAP measures used as components of adjusted RONA. The Company uses adjusted RONA as a performance indicator to measure the efficiency of its invested capital. Management believes adjusted RONA is useful to investors as a measure of performance and the effectiveness of our use of capital. Adjusted RONA is not a measure of financial performance under IFRS and may not be defined and calculated by other companies in the same manner.

(in $ millions)	December 29, 2024	December 31, 2023	January 1, 2023
Average total assets	3,672.4	3,565.7	3,344.4
Average cash and cash equivalents	(89.7)	(97.0)	(118.8)
Average net deferred income taxes	(22.4)	(11.4)	(12.9)
Average accumulated amortization of intangible assets, excluding software	280.0	304.7	254.9
Average total current liabilities, excluding the current portion of lease obligations and debt	(476.7)	(432.7)	(485.3)
Adjusted average net assets	3,363.6	3,329.3	2,982.3

	Twelve months ended
(in $ millions, or otherwise indicated)	December 29, 2024	December 31, 2023	January 1, 2023
Adjusted net earnings	489.7	452.6	574.7
Financial expenses, net (nil income taxes in all years)	104.2	79.7	37.0
Amortization of intangible assets, excluding software, net (nil income taxes in all three years)	8.1	8.3	13.8
Return	602.0	540.6	625.5
Return on adjusted average net assets (Adjusted RONA)	17.9%	16.2%	21.0%

Working capital
Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not comparable to similarly titled measures used by other public companies.

	December 29, 2024	December 31, 2023	January 1, 2023
(in $ millions)

Cash and cash equivalents	98.8	89.6	150.4
Trade accounts receivable	542.4	412.5	248.8
Inventories	1,110.6	1,089.4	1,225.9
Prepaid expenses, deposits and other current assets	107.0	96.0	101.8
Accounts payable and accrued liabilities	(490.1)	(408.3)	(471.2)
Income taxes payable	(29.7)	(1.6)	(6.6)
Current portion of lease obligations	(17.7)	(14.2)	(13.8)
Current portion of long-term debt	(300.0)	(300.0)	(150.0)
Working capital	1,021.3	963.4	1,085.3

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales and revenue growth, gross margin, SG&A expenses, jobs credits, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, effective income tax rate, free cash flow, return on adjusted average net assets, net debt to adjusted EBITDA leverage ratios, capital return and capital investments or expenditures, including our financial outlook set forth in this press release under the section “Outlook and update on Gildan Sustainable Growth Strategy”. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release, including certain assumptions relating to the financial outlook described in this press release under the section “Outlook and update on Gildan Sustainable Growth Strategy”.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers, including our largest distributor;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials and energy related inputs, from current levels, used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•the impact, including broader economic impacts, of the proposed tariffs that were recently announced by the U.S. federal government and of any retaliation measures that may be announced by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•our reliance on key management and our ability to attract and/or retain key personnel;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•rapid developments in artificial intelligence;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-
downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, and Peds®, and under an exclusive licensing agreement for the printwear channel for Champion®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.
30-

Investor inquiries: Jessy Hayem, CFA Senior Vice-President, Head of Investor Relations and Global Communications (514) 744-8511 jhayem@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 communications@gildan.com

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	December 29, 2024	December 31, 2023
Current assets:
Cash and cash equivalents	$98,799	$89,642
Trade accounts receivable	542,359	412,498
Inventories	1,110,562	1,089,441
Prepaid expenses, deposits, and other current assets	106,964	95,955
Total current assets	1,858,684	1,687,536
Non-current assets:
Property, plant and equipment	1,173,240	1,174,515
Right-of-use assets	95,568	81,447
Intangible assets	253,319	261,419
Goodwill	271,677	271,677
Deferred income taxes	21,800	23,971
Other non-current assets	40,834	14,308
Total non-current assets	1,856,438	1,827,337
Total assets	$3,715,122	$3,514,873
Current liabilities:
Accounts payable and accrued liabilities	$490,073	$408,294
Income taxes payable	29,668	1,635
Current portion of lease obligations	17,749	14,161
Current portion of long term debt	300,000	300,000
Total current liabilities	837,490	724,090
Non-current liabilities:
Long-term debt	1,235,870	685,000
Lease obligations	99,671	83,900
Deferred income taxes	28,630	18,118
Other non-current liabilities	56,810	46,308
Total non-current liabilities	1,420,981	833,326
Total liabilities	2,258,471	1,557,416
Equity:
Share capital	268,557	271,213
Contributed surplus	69,920	61,363
Retained earnings	1,118,201	1,611,231
Accumulated other comprehensive income	(27)	13,650
Total equity attributable to shareholders of the Company	1,456,651	1,957,457
Total liabilities and equity	$3,715,122	$3,514,873

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Twelve months ended
	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023
Net sales	$821,520	$782,709	$3,270,590	$3,195,911
Cost of sales	568,533	546,151	2,266,911	2,315,857
Gross profit	252,987	236,558	1,003,679	880,054
Selling, general and administrative expenses	78,296	88,269	390,769	330,391
Gain on sale and leaseback	—	—	—	(25,010)
Net insurance gains	—	—	—	(74,172)
Restructuring and acquisition-related (recoveries) costs	(4,291)	10,912	(5,329)	45,762
Impairment (Impairment reversal) of intangible assets	—	(40,770)	—	(40,770)
Operating income	178,982	178,147	618,239	643,853
Financial expenses, net	26,939	21,239	104,154	79,670
Earnings before income taxes	152,043	156,908	514,085	564,183
Income tax expense	19,725	3,600	113,220	30,603
Net earnings	132,318	153,308	400,865	533,580
Other comprehensive (loss) income, net of related income taxes:
Cash flow hedges	(955)	(15,106)	(13,677)	3,805
Actuarial (loss) gain on employee benefit obligations	(817)	1,717	(817)	1,717
	(1,772)	(13,389)	(14,494)	5,522
Comprehensive income	$130,546	$139,919	$386,371	$539,102
Earnings per share:
Basic	$0.86	$0.89	$2.46	$3.03
Diluted	$0.86	$0.89	$2.46	$3.03

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Twelve months ended
	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023
Cash flows from (used in) operating activities:
Net earnings	$132,318	$153,308	$400,865	$533,580
Adjustments for:
Depreciation and amortization	33,292	30,783	138,202	121,644
Non-cash restructuring (recoveries) costs related to property, plant and equipment, right-of-use assets, and computer software	(5,437)	10,135	(10,948)	18,142
Impairment (Impairment reversal) of intangible assets	—	(40,770)	—	(40,770)
Cash settled share-based awards in connection with outgoing executives' termination benefits	—	—	(15,396)	—
(Gain) Loss on disposal of property, plant and equipment (PP&E) and right-of-use assets	(188)	583	(212)	(24,584)
Share-based compensation	12,911	4,110	64,529	26,957
Deferred income taxes	(2,246)	(3,242)	12,665	10,147
Other	(14,943)	(8,444)	(22,396)	(14,042)
Changes in non-cash working capital balances	54,805	92,598	(65,921)	(84,468)
Cash flows (used in) from operating activities	210,512	239,061	501,388	546,606

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(39,280)	(34,676)	(145,332)	(203,289)
Purchase of intangible assets	(1,284)	(935)	(5,020)	(4,720)
Proceeds from sale and leaseback, disposal of assets held for sale and other disposals of PP&E	37,784	(160)	38,236	53,151
Cash flows from (used in) investing activities	(2,780)	(35,771)	(112,116)	(154,858)

Cash flows from (used in) financing activities:
Decrease in amounts drawn under revolving long-term bank credit facility	(429,000)	(40,000)	(235,000)	(95,000)
Proceeds from term loan	—	—	300,000	—
Payment of notes	—	—	—	(150,000)
Proceeds from issuance of Senior unsecured notes	500,000	—	500,000	—
Proceeds from delayed draw term loan	—	—	—	300,000
Payment of lease obligations	(4,523)	(4,465)	(15,244)	(24,894)
Dividends paid	(31,374)	(31,890)	(133,469)	(131,797)
Proceeds from the issuance of shares	370	42,977	6,865	55,086
Repurchase and cancellation of shares	(214,876)	(172,574)	(755,608)	(360,479)
Share repurchases for settlement of non-Treasury RSUs	(5,690)	(6,673)	(27,693)	(26,228)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(1,632)	(3,809)	(19,202)	(19,470)
Cash flows from (used in) financing activities	(186,725)	(216,434)	(379,351)	(452,782)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(688)	281	(764)	259
Net increase (decrease) in cash and cash equivalents during the period	20,319	(12,863)	9,157	(60,775)
Cash and cash equivalents, beginning of period	78,480	102,505	89,642	150,417
Cash and cash equivalents, end of period	$98,799	$89,642	$98,799	$89,642

Page 25